News Release


Contact:
Paul Chrisco, CFO
(812) 981-7375


FOR IMMEDIATE RELEASE

Community Bank Shares of Indiana, Inc. reports 2nd quarter earnings

     NEW ALBANY, Ind. (July 23, 2003) - Community Bank Shares of Indiana, Inc. (NASDAQ - CBIN) reported results for the second quarter ended June 30, 2003. A summary of the Company's second quarter results follow:

    Second quarter ended June 30,       2003          2002       Change
    Net income                        $542,000     $ 256,000     111.7%
    Net income per share, basic       $   0.23     $    0.10     130.0%
    Net income per share, diluted     $   0.23     $    0.10     130.0%

     "The Company demonstrated marked improvement in its performance compared to the second quarter of 2002 as we were able to improve net income by effectively managing our net interest margin and continuing to grow our interest earning assets. Second quarter results were positively affected by a reduction in the provision for loan losses from the second quarter of 2002, during which there was an increase in the level of estimated loss exposure from troubled loans," stated James D. Rickard, President and Chief Executive Officer.

     The Company showed healthy balance sheet growth as total assets increased 9.4% for the six months ended June 30, 2003 and 11.9% from June 30, 2002 to $509.3 million. Mr. Rickard added, "We continue to emphasize growth in our commercial and consumer loan portfolios, which increased 16.0% and 23.5%, respectively, over the past twelve months. We continue to focus on attracting deposit relationships. Total deposits increased 16.4% from year end 2002 and 14.0% from June 30, 2002 to $337.3 million. We are paying particular attention to non-interest bearing deposits, which increased 38.9% from December 31, 2002 and 28.1% from June 30, 2002 to $35.8 million."

     Net interest income increased 15.2% and 15.5% for the three and six months ended June 30, 2003 when compared to the same periods in 2002. The increase in the Company's net interest income is a result of the growth of average interest earning assets in conjunction with an improved net interest margin. The Company's net interest margin improved due to its borrowing costs declining faster than its yield on interest-earning assets and by utilizing additional asset/liability management initiatives. Management will continue to explore pricing and market strategies that have a positive impact on its net interest margin.

     Non-interest income increased 5.6% and 27.1% for the three and six months ended June 30, 2003 when compared to the same periods in 2002, primarily due to service charges on deposit accounts. Deposit account service charges increased as a result of enhancements to the Company's checking account product line and an increase in the total number of checking accounts.

     Non-interest expense increased 16.5% and 21.3% for the three and six months ended June 30, 2003 when compared to the same periods in 2002, primarily the result of an increase in salaries and employee benefits and occupancy and equipment expenses. The majority of the increase in these areas was related to the three new offices the Company opened over the past year. The Company expects that non-interest expense will continue to increase throughout 2003 as it expands into the Louisville, Kentucky market through additional banking offices.


     Mr. Rickard added in closing, "In a period of falling interest rates, we have been able to stabilize our net interest margin while maintaining our focus on the growth of our interest earning assets. We are continuing with our plans to expand the Company's presence in the Louisville, Kentucky market and expect to open a new branch there in the third quarter of 2003. We believe that our continued focus on exceptional customer service and our commitment to the communities we serve differentiates Community Bank Shares from its competitors and will facilitate our successful growth in both new and existing markets."

     Community Bank Shares of Indiana, Inc. is the parent company of two full-service banking subsidiaries-Community Bank of Southern Indiana in New Albany, Indiana, and Community Bank of Kentucky in Bardstown, Kentucky. The Company is traded on the NASDAQ under the symbol CBIN.

     Statements in this press release relating to the Company's plans, objectives, or future performance are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations. The Company's actual strategies and results in future periods may differ materially from those currently expected due to various risks and uncertainties, including those discussed in the Company's 2002 Form 10-K and subsequent 10-Qs filed with the Securities and Exchange Commission.





                          [TABULAR INFORMATION FOLLOWS]

CONSOLIDATED CONDENSED
BALANCE SHEETS
(Unaudited)

                                                                   June 30,         December 31,         June 30,
                                                                     2003               2002               2002
                                                                                   (In thousands)
ASSETS
Cash and due from banks                                          $     10,994       $      6,631       $     13,650
Interest bearing deposits in other financial institutions               5,037                950             20,020
Securities available for sale, at fair value                           91,525             92,374             87,217
Loans, net                                                            366,224            330,864            299,351
Premises and equipment, net                                            11,247             11,324             11,405
Other assets                                                           24,270             23,406             23,404
                                                               ------------------ ------------------ -----------------
     Total Assets                                                $    509,297       $    465,549       $    455,047
                                                               ================== ================== =================

LIABILITIES
Deposits                                                         $    337,348       $    289,830       $    296,140
Borrowed funds                                                        125,028            129,093            112,806
Other liabilities                                                       3,432              3,329              2,858
                                                               ------------------ ------------------ -----------------
     Total Liabilities                                                465,808            422,252            411,804
                                                               ------------------ ------------------ -----------------

STOCKHOLDERS' EQUITY
Stockholders' equity                                                   43,489             43,297             43,243
                                                               ------------------ ------------------ -----------------
     Total Liabilities and Stockholders' Equity                  $    509,297       $    465,549       $    455,047
                                                               ================== ================== =================


CONSOLIDATED CONDENSED
STATEMENTS OF INCOME
(Unaudited)
                                                                    Three Months Ended                    Six Months Ended
                                                                         June 30,                             June 30,
                                                                  2003               2002              2003               2002
                                                             (In thousands, except share data)    (In thousands, except share data)
   Interest income                                            $      6,260       $      6,344      $     12,510       $     12,690
   Interest expense                                                  2,985              3,500             5,792              6,872
                                                            ================== ================= ================== ================
                                                            ================== ================= ================== ================
   Net interest income                                               3,275              2,844             6,718              5,818
   Provision for loan losses                                           333                692               629                830
   Non-interest income                                                 853                808             1,846              1,452
   Non-interest expense                                              3,136              2,692             6,281              5,180
                                                            ------------------ ----------------- ------------------ ----------------
                                                            ------------------ ----------------- ------------------ ----------------
   Income before income taxes                                          659                268             1,654              1,260
   Income tax expense                                                  117                 12               366                286
                                                            ------------------ ----------------- ------------------ ----------------
                                                            ------------------ ----------------- ------------------ ----------------
   Net income                                                 $        542       $        256      $      1,288       $        974
                                                            ================== ================= ================== ================
                                                            ================== ================= ================== ================
   Basic earnings per share                                   $       0.23       $       0.10      $       0.54       $       0.40
   Diluted earnings per share                                 $       0.23       $       0.10      $       0.54       $       0.39
                                                            ================== ================= ================== ================